

Lend Lease
CORPORATION

19 March 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
19 March 2003	Announcement to Australian Stock Exchange Interim Dividend

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 5/12


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

19 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Eleven (11) pages

Dear Sir

Re: Stock Exchange Announcement
Interim Dividend

In accordance with Listing Rule 3.17, enclosed are the following documents which will be mailed to shareholders today together with the interim dividend cheque and/or statement:

1. Chairman's letter;
2. Share Disposition Facility application forms; and
3. Share Purchase Plan application form (Australian and New Zealand shareholders only).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
Corporation Limited
ABN 32 000 226 228

www.lendlease.com

c/- ASX Perpetual
Registrars Limited
Level 8
580 George Street
Sydney NSW 2000

Telephone
61 2 8280 7123
Facsimile
61 2 9261 8489

19 March 2003

Dear Shareholder

On 9 December 2002, we announced the appointment of Greg Clarke as Chief Executive Officer and Managing Director of the Lend Lease Group. Greg brings a broad range of skills to Lend Lease that will be critical for the delivery of value to shareholders. Greg has an impressive record of achievement in building international businesses, as well as a strong, hands-on operations approach – key strengths the Board sought in a new CEO.

Greg's background includes an instrumental role in the formation of Cable & Wireless Communications during his tenure as Chief Executive until May 2000. Most recently, prior to joining Lend Lease, he was CEO of ICO Teledesic. His career has seen him take senior management responsibility for a broad range of disciplines ranging from consumer marketing and brand development to IT.

In the few months since Greg joined Lend Lease, he has already taken steps toward improving shareholder value by focusing on a significant reduction of our cost base, capital management initiatives to improve our Return on Equity, and progressing the Real Estate Investments strategic review. The Board is extremely pleased with the progress Greg has made in the short time he has been with the Group and we look forward to working with him in the future.

We are also planning changes in Board composition to accompany the change in executive leadership. Three non-executive directors retired from the Board in 2002 and a search for new Board members is under way. We will seek directors whose expertise will complement the new CEO's strategic direction for the company.

An interim dividend of 10 cents per share fully franked has been paid, up 11% from the previous dividend of 9 cents fully franked in September 2002.

We have announced an operating profit of A$113.1 million after tax for the six month period to 31 December 2002 compared to A$126.4 million after tax for the six months to 31 December 2001.

Following the announcement in January of an intended A$526 million after tax write-down of the US Real Estate Investments businesses, the Group recorded a loss after tax of A$369.4 million for the December 2002 half year. Of the total US Real Estate Investments write-down announced in January, A$482.5 million after tax was recorded for the December 2002 period. The remaining A$43.8 million after tax in respect of restructuring costs will be booked at June 2003.

The write-down is a consequence of reduced medium term earnings estimates for our US Real Estate Investment businesses. These reduced earnings expectations were one of the key factors prompting the strategic review of Real Estate Investments, begun last May and now approaching completion. The goal of the review has been to maximise shareholder value from these businesses and to assess their place in Lend Lease's ongoing strategy.

As soon as practicable, following determination of the Real Estate Investments review, we intend to announce an on-market buy-back of up to 10% of issued shares. Details and timing will be finalised at that time.

Despite the difficult economic conditions, we have continued to see good growth throughout most of our businesses. In Australia, the Real Estate Investments business grew Assets Under Management by nearly 6% and its profit after tax by 26%. Lend Lease Global Properties, our opportunistic investment fund, has recently completed its investment phase and now has assets under management totalling approximately US$1.7 million.

Bovis Lend Lease again performed strongly during the six month period, securing an impressive amount of new work in the face of tough economic conditions, and has improved its profitability ratio by reducing overheads.

While Lend Lease may be facing some strategic challenges, we have a very solid balance sheet, a good management team and strong new leadership. We are well placed in our key markets, positioning us well in light of the continued tough economic climate.

Given the recent market attention regarding executive remuneration and in the interests of good corporate governance, we have disclosed the termination payment to David Higgins now rather than in our Annual Report later this year. Following 18 years with the Group, including eight years as Chief Executive, David Higgins received a termination payment made in accordance with the terms of his employment contract, totalling A$6.7 million. This amount is equivalent to approximately two years' annual package, which is in line with both Australian and international market practice.

We will announce our full year results on 21 August. Absent the US Real Estate Investments write-down, Lend Lease remains on track to deliver an after tax profit in line with previous guidance to achieve a slight increase over the 2002 results of A$226 million profit after tax.

I look forward to sharing with you the outcomes of the Real Estate Investments strategic review and details in relation to an on-market buy-back of shares in due course.

Yours sincerely

Jill Conway

Jill Conway
Chairman



SHARE DISPOSITION FACILITY - APPLICATION FORM
CHESS HOLDERS

The maximum number of shares you may nominate for sale through the Share Disposition Facility (SDF) is:		A
I/We wish to sell the number of shares shown in Box B (must be equal to or less than the number in Box A).		B

If my/our entire holding is 50 Shares or less and I/we elect to participate in the SDF, I/we understand that my/our entire holding will be sold, notwithstanding that I/we may have entered a different number in Box B (in such circumstances I/we consent to Lend Lease or ASX Perpetual amending the number of Shares in Box B to the number of Shares I/we actually hold provided that this number is 50 or less).
You can decide not to particpate in the SDF. In this case you do not have to do anything.

Please provide a telephone number where we may contact you during business hours if we have any questions about this form. (__) ____ ____ C

As a CHESS holder it will be neccessary for you to request your controlling particpant (usually your sponsoring broker) to convert the number of shares you wish to have sold to an Issuer Sponsored holding. Your sponsoring broker can advise on this. You must then return this form to ASX Perpetual. If these instructions are not followed your application may be rejected.

IMPORTANT	USE THIS **YELLOW** FORM ONLY IF YOU WISH TO SELL YOUR LEND LEASE SHARES USE THE **BLUE** FORM ONLY IF YOU WISH TO PURCHASE MORE SHARES IN LEND LEASE*

* The Share Purchase Plan is only offered to shareholders with registered addresses in Australia and New Zealand. The laws of other countries make it difficult for us to offer shares in this way.

Participation in the SDF

- To instruct Lend Lease to arrange for the sale of Shares set out in Box B above, you must sign below.
- By signing this form I/we acknowledge and confirm that Lend Lease and ASX Perpetual severally are irrevocably authorised and directed as my/our agent to arrange the sale of that number of my/our Shares as is specified in Box B above (and if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
- Capitalised terms used in this Application Form and not here defined have the same meaning as in the accompanying Terms and Conditions in respect of the SDF.

Shareholder(s) Signatures(s)
In deciding to participate in the SDF I/we agree as provided on the reverse of this Application Form and the accompanying Terms and Conditions.

Securityholder 1 (individual)	Joint Securityholder 2 (individual)	Joint Securityholder 3 (individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Date
/ /

LLC SDF001


Lend Lease
CORPORATION

INSTRUCTIONS

1. SIGNING INSTRUCTIONS

(i) Joint holders – all holders must sign.

(ii) Under Power of Attorney – if not previously provided to ASX Perpetual, a certified copy of the Power of Attorney must accompany this form.

(iii) Deceased Estate – all executors should sign and, if not previously provided to ASX Perpetual, a certified copy of Probate or Letter of Administration must accompany this form.

(iv) Company – this form must be signed by 2 directors or a director and company secretary. Titles of all signatories should be stated. For companies with a sole director and sole company secretary this must be stated below the single signature.

2. LODGEMENT INSTRUCTIONS

SDF Application Forms must be received no later than **5.00pm (Sydney time) on Wednesday 23 April 2003**. A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage.
Your SDF Application Form may be mailed or delivered to:

MAILING ADDRESS
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
AUSTRALIA

DELIVERY ADDRESS
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
(Please do not use this address for Express Post mailing)

3. APPLICATION

By applying to participate in the SDF, I/we, the registered holder(s) of the Shares shown on the reverse of this Application Form:

1. Irrevocably authorise ASX Perpetual and Lend Lease severally to arrange to sell on my/our behalf the number of Shares set out at Box B on the reverse of this Application Form (or if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
2. I/We warrant to Lend Lease and ASX Perpetual that at the time of executing this Application Form and on the Closing Date, I/we am/are the registered holder(s) of the Shares set out in Box B on the reverse of this Application Form and those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights.
3. I/we acknowledge that the price per share at which my/our Shares will be sold for me/us will be a volume weighted average price determined in accordance with the Terms and Conditions and may not be the best execution price and calculation of such price will be by the Broker and may not be challenged in the absence of manifest error. I/We acknowledge that neither Lend Lease, ASX Perpetual, the Broker or any other person shall on any account be liable to me/us and I/we will not bring any claim or action against Lend Lease, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with Lend Lease, ASX Perpetual or the Broker not having sold Shares for me/us at any particular price.
4. I/We irrevocably authorise Lend Lease (or its officers or agents) and ASX Perpetual (or its officers or agents) severally to correct any error in or omission from my/our Application Form and to complete the Application Form by the insertion of any necessary details.
5. I/We agree and acknowledge that, I/we are bound by the terms and conditions of the SDF which are set out in this Application Form and in the accompanying Terms and Conditions, and I/we have read and understood this Application Form and the accompanying Terms and Conditions.

Where this document is signed under power of attorney, the attorney declares that the attorney has no notice of the revocation of the power or the death of the donor of the power.

ASX Perpetual advise that once you become a shareholder in Lend Lease, Chapter 2C of the *Corporations Act 2001* requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on their website (www.asxperpetual.com.au).

4. TREATMENT OF APPLICATIONS

Lend Lease may treat any purported application as satisfying the requirements for a valid application under the SDF or disregard the application, as it determines appropriate.

SDF Application Forms must be received by ASX Perpetual no later than 5.00pm (Sydney time) on Wednesday 23 April 2003 at the address shown on this form. Please note that your SDF Application Form must be actually received at the above address by the deadline. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SDF.

If you require information on how to complete this Application Form, please contact Lend Lease Shareholder Services on 1800 230 300 (8:30am to 5:30pm Sydney time on business days) or 61 2 8280 7123 for overseas callers (please note this is not a free call)



SHARE DISPOSITION FACILITY - APPLICATION FORM
ISSUER SPONSORED HOLDERS

The maximum number of shares you may nominate for sale through the Share Disposition Facility (SDF) is: **A**

I/We wish to sell the number of shares shown in Box B (must be equal to or less than the number in Box A). **B**

If my/our entire holding is 50 Shares or less and I/we elect to participate in the SDF, I/we understand that my/our entire holding will be sold, notwithstanding that I/we may have entered a different number in Box B (in such circumstances I/we consent to Lend Lease or ASX Perpetual amending the number of Shares in Box B to the number of Shares I/we actually hold provided that this number is 50 or less).

You can decide not to particpate in the SDF. In this case you do not have to do anything.

Please provide a telephone number where we may contact you during business hours if we have any questions about this form. (__) ____ ____ **C**

IMPORTANT	USE THIS **YELLOW** FORM ONLY IF YOU WISH TO SELL YOUR LEND LEASE SHARES USE THE **BLUE** FORM ONLY IF YOU WISH TO PURCHASE MORE SHARES IN LEND LEASE*

* The Share Purchase Plan is only offered to shareholders with registered addresses in Australia and New Zealand. The laws of other countries make it difficult for us to offer shares in this way.

Participation in the SDF

- To instruct Lend Lease to arrange for the sale of Shares set out in Box B above, you must sign below.
- By signing this form I/we acknowledge and confirm that Lend Lease and ASX Perpetual severally are irrevocably authorised and directed as my/our agent to arrange the sale of that number of my/our Shares as is specified in Box B above (and if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
- Capitalised terms used in this Application Form and not here defined have the same meaning as in the accompanying Terms and Conditions in respect of the SDF.

Shareholder(s) Signatures(s)

In deciding to participate in the SDF I/we agree as provided on the reverse of this Application Form and the accompanying Terms and Conditions.

Securityholder 1 (individual)	Joint Securityholder 2 (individual)	Joint Securityholder 3 (individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Date
/ /

LLC SDF001


Lend Lease
CORPORATION

INSTRUCTIONS

1. SIGNING INSTRUCTIONS

(i) Joint holders – all holders must sign.

(ii) Under Power of Attorney – if not previously provided to ASX Perpetual, a certified copy of the Power of Attorney must accompany this form.

(iii) Deceased Estate – all executors should sign and, if not previously provided to ASX Perpetual, a certified copy of Probate or Letter of Administration must accompany this form.

(iv) Company – this form must be signed by 2 directors or a director and company secretary. Titles of all signatories should be stated. For companies with a sole director and sole company secretary this must be stated below the single signature.

2. LODGEMENT INSTRUCTIONS

SDF Application Forms must be received no later than **5.00pm (Sydney time) on Wednesday 23 April 2003.** A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage.

Your SDF Application Form may be mailed or delivered to:

MAILING ADDRESS
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
AUSTRALIA

DELIVERY ADDRESS
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
(Please do not use this address for Express Post mailing)

3. APPLICATION

By applying to participate in the SDF, I/we, the registered holder(s) of the Shares shown on the reverse of this Application Form:

1. Irrevocably authorise ASX Perpetual and Lend Lease severally to arrange to sell on my/our behalf the number of Shares set out at Box B on the reverse of this Application Form (or if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
2. I/We warrant to Lend Lease and ASX Perpetual that at the time of executing this Application Form and on the Closing Date, I/we am/are the registered holder(s) of the Shares set out in Box B on the reverse of this Application Form and those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights.
3. I/we acknowledge that the price per share at which my/our Shares will be sold for me/us will be a volume weighted average price determined in accordance with the Terms and Conditions and may not be the best execution price and calculation of such price will be by the Broker and may not be challenged in the absence of manifest error. I/We acknowledge that neither Lend Lease, ASX Perpetual, the Broker or any other person shall on any account be liable to me/us and I/we will not bring any claim or action against Lend Lease, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with Lend Lease, ASX Perpetual or the Broker not having sold Shares for me/us at any particular price.
4. I/We irrevocably authorise Lend Lease (or its officers or agents) and ASX Perpetual (or its officers or agents) severally to correct any error in or omission from my/our Application Form and to complete the Application Form by the insertion of any necessary details.
5. I/We agree and acknowledge that, I/we are bound by the terms and conditions of the SDF which are set out in this Application Form and in the accompanying Terms and Conditions, and I/we have read and understood this Application Form and the accompanying Terms and Conditions.

Where this document is signed under power of attorney, the attorney declares that the attorney has no notice of the revocation of the power or the death of the donor of the power.

ASX Perpetual advise that once you become a shareholder in Lend Lease, Chapter 2C of the *Corporations Act 2001* requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on their website (www.asxperpetual.com.au).

4. TREATMENT OF APPLICATIONS

Lend Lease may treat any purported application as satisfying the requirements for a valid application under the SDF or disregard the application, as it determines appropriate.

SDF Application Forms must be received by ASX Perpetual no later than 5.00pm (Sydney time) on Wednesday 23 April 2003 at the address shown on this form. Please note that your SDF Application Form must be actually received at the above address by the deadline. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SDF.

If you require information on how to complete this Application Form, please contact Lend Lease Shareholder Services on 1800 230 300 (8:30am to 5:30pm Sydney time on business days) or 61 2 8280 7123 for overseas callers (please note this is not a free call)



Lend Lease Corporation Limited
ABN 32 000 226 228

SHARE DISPOSITION FACILITY TERMS AND CONDITIONS

1. Overview

The following terms and conditions are those applicable to the Lend Lease Share Disposition Facility (SDF). Under the SDF, Shareholders may sell up to approximately $1,500 in value of their Shares free of brokerage costs.

2. Terms of Participation

2.1 All Shareholders may participate in the SDF.

2.2 Shareholders may:

(a) sell up to 150 of their Shares in the March 2003 SDF; or

(b) do nothing.

2.3 Any Shareholders with 50 Shares or less on the Closing Day who participate in the March 2003 SDF will have their entire shareholding sold even if the number of Shares specified in Box B of the SDF Application Form is less than 50. Shareholders with 50 or less Shares are also free to elect to do nothing and if they do nothing they will retain all of their Shares.

2.4 Lend Lease will not accept applications to sell a number of Shares that do not comply with clause 2.2 and 2.3.

2.5 Lend Lease may, by notice published in "The Australian" newspaper and on the Lend Lease web site (www.lendlease.com), extend or shorten the Offer Period and may in its absolute discretion accept and act on SDF Application Forms which are received after the Offer Period has closed.

3. Charge to Shareholders

Shareholders participating in the SDF will not have to pay brokerage costs on the Shares sold through the SDF. Any brokerage costs will be paid by Lend Lease.

4. Shareholder Instructions

4.1 Shareholders may only participate in the March 2003 SDF by validly completing the SDF Application Form and sending it to ASX Perpetual so that it is received prior to the Closing Date.

4.2 CHESS holders may only participate in the SDF by instructing their controlling participant (sponsoring broker) to convert the number of Shares to be sold to an Issuer Sponsored holding before validly completing the SDF Application Form and sending it to ASX Perpetual so that it is received prior to the Closing Date.

4.3 By completing the SDF Application Form a Shareholder irrevocably authorises Lend Lease and ASX Perpetual severally to act as its agent to arrange the sale of the Shares specified in Box B of the SDF Application Form (or if the Shareholder holds 50 Shares or less, all of the Shareholder's Shares) and to do all acts and things necessary for the sale of such Shares including but not limited to instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on these Terms and Conditions and the terms contained in the Application Form.

5. How the SDF will work

The process by which Shares will be sold is summarised below:

5.1 Prior to the beginning of the Offer Period, Shareholders will be sent an SDF Application Form.

5.2 Shareholders who wish to participate in the March 2003 SDF must return a validly completed SDF Application Form to ASX Perpetual during the Offer Period. CHESS Holders must first have instructed their controlling participant (sponsoring broker) to convert the relevant number of shares to an Issuer Sponsored holding.



5.3 Once a Shareholder has sent a completed SDF Application Form to ASX Perpetual, the Shareholder cannot withdraw its application to participate in the SDF. Applications once made are irrevocable.

5.4 After the Closing Day, Lend Lease (with ASX Perpetual's assistance) will calculate the total number of Shares specified in the SDF Application Forms which have been received from all Participating Shareholders. Lend Lease or ASX Perpetual will then inform the Broker of the total number of Shares to be sold.

5.5 Lend Lease or ASX Perpetual, acting as agent for Participating Shareholders, will instruct the Broker to sell the number of Shares determined in clause 5.4.

5.6 Participating Shareholders acknowledge and agree that they will receive the Price in consideration for the sale of their Shares under the SDF. Shareholders should note that the price of Shares traded on the ASX changes frequently. The value of the Shares sold under the SDF could change significantly for a number of reasons between the date an application is made and the date of sale under the SDF. Neither Lend Lease, ASX Perpetual nor the Broker gives any assurance that Shares will be sold at any particular price. If you are uncertain as to whether you should participate in the SDF, you should consult your financial adviser.

5.7 Shareholders may be taxable on the sale of shares under the SDF as on any other sale. SDF shareholders will receive no special tax treatment.

5.8 A cheque for the sale of the Shares will be mailed out to Participating Shareholders within ten Business Days after the Closing Day. Confirmation of the sale, specifying the Price and the number of Shares sold will be enclosed with the cheque. The cheque will be in Australian currency and will be sent to the Shareholder's address as shown in the register of Lend Lease shareholders at 7.00pm on the Closing Day.

6. Key Terms

ASX means Australian Stock Exchange Limited ABN 98 008 624 691;

ASX Perpetual means ASX Perpetual Registrars Limited ABN 54 083 214 537;

Broker means a share broker appointed by Lend Lease;

Business Day means a day on which banks are open for general banking business in Sydney, excluding Saturdays, Sundays and public holidays;

CHESS Holder means a person holding shares on the CHESS subregister of Lend Lease;

Closing Day means 5:00pm (Sydney time) on Wednesday 23 April 2003;

Lend Lease means Lend Lease Corporation Limited ABN 32 000 226 228;

Offer Period means the period from 20 March to 23 April 2003 or such shorter or longer period as may be specified in a notice given by Lend Lease pursuant to clause 2.5;

Participating Shareholder means a shareholder who has completed a SDF Application Form and returned it to ASX Perpetual before the Closing Day;

Price means the volume weighted average price received for the Shares of Participating Shareholders sold by the Broker under the SDF, calculated to the nearest whole cent;

SDF means the Share Disposition Facility;

SDF Application Form means the form entitled "Share Disposition Facility - Application Form" accompanying these Terms and Conditions;

Shareholder means a shareholder of Lend Lease; and

Share means issued shares in Lend Lease.

Company - Lend Lease Corporation Limited
File No 82-3498

LEND LEASE CORPORATION LIMITED

ABN 32 000 226 228

SHARE PURCHASE PLAN APPLICATION FORM



Lend Lease
CORPORATION

Offer closes 5.00 pm Sydney time) 23 April 2003

IMPORTANT	USE THIS **BLUE** FORM ONLY IF YOU WISH TO PURCHASE MORE SHARES IN LEND LEASE USE THE **YELLOW** FORM ONLY IF YOU WISH TO SELL YOUR LEND LEASE SHARES

This is an offer to eligible shareholders to purchase additional shares in Lend Lease Corporation Limited ("Lend Lease") under the rules of the Share Purchase Plan ("the Plan").

Application for Shares

The issue price for each share is $8.71		**Amount Payable**
Minimum number of shares you may acquire	58	$505.18
Maximum number of shares you may acquire	287	$2,499.77

I/We wish to purchase [ ] share at $8.71 per share and enclose payment of **A$** [ ]

Cheque details - please complete and ensure that the amount payable is correct

Cheque No	BSB	Account No

A$ [ ]

Your cheque (in Australian dollars) should be crossed 'Not Negotiable' and made payable to 'Lend Lease Corporation Limited'. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

DECLARATIONS AND ACKNOWLEDGEMENTS

By forwarding a cheque and completing this form, you acknowledge that you have read and understood the rules of the Plan. You confirm that:

- the total cost of all shares purchased by you (including through joint holdings and holdings by a trustee or nominee on your behalf) under this application does not exceed $2,500; and
- the total cost of all shares you have applied for under the Plan (including under this application) in the last 12 months does not exceed $5,000. **No signature is required on this form.**

Telephone numbers where we may contact you, if needed in connection with this application:

BH: ( ) BH:( ) Contact Name:

Company - Lend Lease Corporation Limited
File No 82-3498


Pin your cheque here. Please do not use staples.

Lend Lease
CORPORATION

SHARE PURCHASE PLAN

Under the rules of the Plan:

- the price of shares under this offer has been calculated based on the weighted average price of Lend Lease shares traded on the Australian Stock Exchange ("ASX") during the five business days immediately following the date that the Lend Lease share price is quoted ex-dividend (27 February 2003) for payment of the March 2003 dividend rounded down to the nearest cent;
- each application must be between $500 and $2,500;
- your registered address must be in Australia or New Zealand for you to participate in this offer; and
- **in order to comply with the Australian Securities and Investments Commission ("ASIC") policies, the Plan limits the number of shares you may acquire in any 6 month period to approximately $2,500, taking into account all applications including applications through joint holdings and applications on your behalf by a trustee or nominee.**

If you have received another application form or are named as a joint holder on another form or a trustee or nominee who holds shares on your behalf has received another form, you must not apply for shares on this form if, by doing so, your total purchases under the Plan would exceed $2,500.

We may also reject applications where we believe that the applicant is not acting bona fide (eg. if holdings have been split to take advantage of the Plan), or where cheques are returned unpaid.

You should note that the price of Lend Lease shares traded on the ASX changes frequently for a number of reasons. The price of the shares issued under the Plan may fluctuate between the date of this offer and the date when the shares are issued. A change in the share price between these dates will result in an increase or decrease in the value of the shares issued under the Plan. Although you do not have to pay transaction costs to acquire these shares, you may have to pay various costs and taxes when you dispose of them. If you are uncertain as to whether you should accept this offer, you should consult your financial adviser.

Application Forms must be received no later than 5.00 pm (Sydney time) on Wednesday 23 April 2003 at the address shown below. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the Share Purchase Plan. A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage. Lend Lease reserves the right to vary the closing date. Once an application has been made it cannot be revoked. All applications will be deemed to have been accepted on the closing date.

Your Application Form may be mailed or delivered to:

MAILING ADDRESS
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
AUSTRALIA

DELIVERY ADDRESS
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
(Please do not use this address for Express Post mailing)

If you would like further information you may call Lend Lease Shareholder Services (8.30am to 5.30pm Sydney time on business days):

WITHIN AUSTRALIA CALL 1800 230 300
OUTSIDE AUSTRALIA CALL 612 8280 7123 (please note this is not a free call)

ASX Perpetual Registrars Limited ("ASX Perpetual") advise that once you become a shareholder in Lend Lease, Chapter 2C of the *Corporations Act 2001* requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000.* Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on their website (www.asxperpetual.com.au).